Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS 2019 AGM RESULTS

VANCOUVER, British Columbia – September 30, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report that all matters submitted to shareholders for approval as set out in the Company’s Notice of Meeting and Information Circular, both dated August 13, 2019, were approved by the requisite majority of votes cast at Silvercorp’s annual general meeting (“AGM”) held on Friday, September 27, 2019. A total of 104,882,753 common shares, representing 61.57% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	66,042,131	95.16%	3,356,965	4.84%
S. Paul Simpson	65,430,856	94.26%	3,983,340	5.74%
David Kong	68,726,599	99.01%	687,597	0.99%
Yikang Liu	68,552,354	98.76%	861,842	1.24%
Marina Katusa	68,806,168	99.12%	608,028	0.88%

Shareholders also approved the share based compensation plan and the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca